Exhibit 97.1

BLUE GOLD LIMITED

INCENTIVE COMPENSATION RECOVERY POLICY

Adopted: June 25, 2025

PURPOSE

Blue Gold Limited and its subsidiaries (the “Company”) have adopted this Incentive Compensation Recovery Policy (this “Policy”) in furtherance of its commitment, consistent with legal and regulatory requirements, to acting in the best interests of the Company and its stockholders by encouraging outstanding leadership, accountability and responsible stewardship.

RECOVERY OF EXCESS INCENTIVE COMPENSATION

If the Company is required to prepare a Restatement, the Company’s board of directors (the “Board”) shall, unless the Board’s Compensation Committee determines it to be Impracticable, take reasonably prompt action to recover all Recoverable Compensation from any Covered Person. The Company’s obligation to recover Recoverable Compensation is not dependent on if or when the restated financial statements are filed. Subject to applicable law, the Board may seek to recover Recoverable Compensation by requiring a Covered Person to repay such amount to the Company; by adding “holdback” or deferral policies to incentive compensation; by adding post-vesting “holding” or “no transfer” policies to equity awards; by set-off of a Covered Person’s other compensation; by reducing future compensation or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to, and not in lieu of, any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

ADMINISTRATION

The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board, any subcommittee of the Board or delegate.

ACKNOWLEDGEMENT BY EXECUTIVE OFFICERS

The Board shall provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

NO INDEMNIFICATION

Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, no Covered Person shall be indemnified against the loss of any Recoverable Compensation.

DISCLOSURES

The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the U.S. Securities and Exchange Commission (the “SEC”) (including, without limitation, Rule 10D-1) and applicable listing standards of an Exchange.

DEFINITIONS

In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier to occur of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. “Applicable Period” also includes, in addition to the three fiscal year period described in the preceding sentence, any transition period (that results from a change in the Company’s fiscal year) within or immediately following that completed three fiscal year period; provided, further, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

“Covered Person” means any person who receives Recoverable Compensation.

“Exchange” means any national securities exchange or national securities association upon which the Company has a class of securities listed.

“Executive Officer” includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person (including any executive officer of the Company’s subsidiaries or affiliates) who performs similar policy-making functions for the Company. At a minimum, the term “Executive Officer” shall include all executive officers identified in SEC filings pursuant to Item 401(b) of Regulation S-K, 17 C.F.R. §229.401(b).

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part (including “non-GAAP” financial measures, such as those appearing in earnings releases) from such measures; provided, however, that any such measure need not be presented within the Company’s financial statements or included in a filing made with the SEC. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures (such as free cash flow), return measures (such as return on assets or return on invested capital), profitability of one or more segments and cost per employee. Stock price and total shareholder return (“TSR”) also are Financial Reporting Measures.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Rule 10D-1 and any applicable Exchange listing standard, the Compensation Committee determines that recovery of the Recoverable Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in enforcing this Policy and recovering the otherwise Recoverable Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Recoverable Compensation would violate home country law adopted prior to November 28, 2022 or (iii) it has determined that the recovery of the Recoverable Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. The Company must: (i) in the case of clause (i) of the preceding sentence, prior to making that determination, make a reasonable attempt to recover any Recoverable Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; and (ii) in the case of clause (ii) of the preceding sentence, obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and provide that opinion to the Exchange.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards and (iv) equity awards that vest solely on the passage of time.

“Received” means, with regard to Incentive-Based Compensation, received in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023 by a Covered Person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on an Exchange and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement: (i) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation Received by the Covered Person originally was based; and (ii) the Company must maintain documentation of the determination of the reasonable estimate and provide such documentation to the Exchange.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.